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VIA FACSIMILE (202) 772-9204 and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305

Attention: Sarah Goldberg, Staff Accountant

     Re:        MarineMax, Inc. (the "Company")

     Form 8-K
     File No. 1-14173
     Filed: May 5, 2006

Dear Ms. Goldberg:

     We are responding to comments on the Company's above-referenced filing under the Securities Act of 1933, as amended, provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated May 5, 2006. The Company's responses to the Staff's comments are indicated below, directly following a restatement of each comment in bold, italicized type.

                                    Form 8-K
                                    ---------
Item 4.02
---------
1. SEC Comment: Please amend Form 8-K to disclose the date of the conclusion regarding non-reliance. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

Company Response:

     We will amend our Form 8-K to disclose the date of the conclusion regarding non-reliance. The amended disclosure will read as follows:

     As a result of this reevaluation, on May 2, 2006, the Company determined that it would restate the consolidated statements of cash flows for the years ended September 30, 2003, 2004 and 2005 and for the three months ended December 31, 2005, to reclassify cash flows relating to short-term borrowings from operating cash flows to financing cash flows in conformity with Statement of Financial Accounting Standards No. 95, "Statements of Cash Flows" ("SFAS 95").


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Securities and Exchange Commission
Attn: Sarah Goldberg
Page 2



2. SEC Comment: Please amend Form 8-K to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or an authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing. Refer to the requirements of
   Item 4.02(a)(3) of Form 8-K.

Company Response:

     We will amend our Form 8-K to disclose whether the audit committee discussed with our independent accountant the matters disclosed in the filing. The amended disclosure will read as follows:

     In response to recently published comments of the Staff of the Securities and Exchange Commission (the "SEC"), recent restatements made by public automotive dealers, recent discussions with the SEC Staff, and recent discussions with Ernst & Young, LLP, the Company's independent registered public accounting firm, the Company and its Audit Committee of the Board of Directors has reevaluated the presentation of certain information regarding the short-term borrowings and repayments related to new and used boat inventory in the consolidated statements of cash flows, as further described below.

     Please call me at (727) 531-1700, ext. 10131 or Jack P. Ezzell, the Company's Vice President, Chief Accounting Officer, and Corporate Controller at
(727) 531-1700, ext. 10107 if you have any questions concerning these responses.


                                       Sincerely,
                                       MARINEMAX, INC.

                                       /s/ Michael H. McLamb
                                       ---------------------
                                       Michael H. McLamb
                                       Executive Vice President, Chief Financial
                                       Officer, and Secretary

cc: Robert S. Kant, Greenburg Traurig, LLP
    Paul Keiper, Ernst & Young, LLP